Exhibit 2.7

FACILITATION AGREEMENT

This Facilitation Agreement ("Agreement") is effective as of October 29, 2015, and is between Carman Corporation with offices at 940 West Sproul Road Suite 103 Springfield, PA 19064 ("Carman") and TriGen Insurance Solutions, Inc., with offices at 401 E. Las Olas Blvd. suite 1700, Fort Lauderdale, FL 33301, a Florida company, as well as its subsidiaries and affiliates ("TriGen").

The parties hereto, in consideration of the mutual covenants and stipulations set out herein, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, agree as follows:

1.	Nature of the Work. During the term of this Agreement, Carman will provide to TriGen the services outlined in Schedule A, which is attached hereto and made a part of this Agreement (the "Services").
2.

Payment of Fees. As compensation for the Services provided by Carman, TriGen shall pay Carman Two Million Dollars ($2,000,000) on or before execution of a Managing Producer Agreement or similar document with AmTrust, subject to prorated repayment (“Clawback”) if less than Nine Million Dollars ($9,000,000) of premiums are generated annually pursuant to the said Agreement. By way of example, if only Four Million Five Hundred Thousand Dollars ($4,500,000) of premium are generated in a given twelve month period, then Carman will be required to repay One Million Dollars ($1,000,000) to TriGen. The Clawback shall be payable within 30 days of TriGen’s report of AmTrust premiums.

3.

Programs Included Within the Contract. Programs included within this Agreement consist of business produced by or through TriGen, or its subsidiaries/affiliates, and issued on insurance policies from AmTrust, which was introduced to TriGen as a result of the efforts of Carman.

4.

Reporting, Record Keeping and Right to Audit. TriGen shall prepare and submit to Carman  within 60 days of the end of the 18 month period, a report of collected AmTrust premiums. TriGen shall maintain complete and accurate records including, but not limited to, accounting records in a form and in accordance with generally accepted accounting practices to substantiate transactions that are the subject of this Agreement. Carman shall, upon reasonable notice, have access to such records for purposes of audit during normal business hours. Such accounting records shall be deemed the property of TriGen and shall remain in its possession.

5.	Evaluation and Selection. TriGen shall have the sole discretion and final responsibility for evaluating and sending premium business to AmTrust.
6.

Agency. The parties understand and agree that neither party shall be considered to be the agent, Managing or servant of the other party for any purpose whatsoever, and that neither has any authority to enter into any contract, assume any obligation or to make any warranties or representations on behalf of the other except as provided for in Schedule A. Carman is acting solely as a market finder in assisting TriGen in identifying AmTrust that may be interested in issuing insurance policies for business produced by or through TriGen and Carman shall not be responsible, contractually or otherwise, for performing services or assuming any obligations other than those set forth herein.

7.

Indemnification. Carman does hereby indemnify and hold TriGen and its directors, officers, employees, agents, successors, and assigns harmless from and against all claims, demands, damages, losses, and other expenses resulting from the acts, errors, or omissions committed by Carman in the procurement of the Managing Producer Agreement, including but not limited to any claims for collateral, IBNR, or any cost of any kind associated with the assumption of risk by any entity under the AmTrust program. This covenant survives the term of this Agreement.

8.

Termination. TriGen may terminate this agreement upon written notice to Carman; however, in no event shall it terminate prior to the time TriGen, or any sub-agent of TriGen, ceases to produce insurance policies for any Insurance Company introduced to, and in a contractual relationship with TriGen as a result of Carman's efforts under the terms of this Agreement (the "Term").

9.

Governing Law. This Agreement shall be subject to and governed by the laws of the State of Florida, and all questions concerning the meaning and intention of the terms of this Agreement and concerning the validity thereof and questions relating to performance hereunder shall be determined in accordance with the laws of that state without regard to that state's law relating to the conflict of laws. Venue for the enforcement of the terms of this Agreement shall lie in Florida.

10.

Notice. All notices and other communications under this Agreement shall be in writing and mailed by first class certified mail, return receipt requested, or delivered by hand to the party at its address set forth above.

11.

Miscellaneous. This Agreement shall be binding upon the parties hereto and their respective successors and assigns. No modification, extension or waiver of this Agreement or any of the provisions contained herein shall be binding upon either party, unless made in writing and signed by each party by a person duly authorized.

This Agreement contains the entire agreement between the parties, and no statements, promises, or inducements made by either party that are not contained in this written contract shall be valid or binding.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

THE CARMAN CORPORATION		TRIGEN INSURANCE SOLUTIONS, INC

By:	/s/ Edward Snow	By:	/s/ Gex Richardson
Name:	Edward Snow	Name:	Gex Richardson
Title:	President/CEO	Title:	Secretary

*

All schedules and exhibits to this Exhibit 2.7 have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The schedules include a list of services. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.